Exhibit 99.1

GW Pharmaceuticals Receives Orphan Drug Designation by FDA for Epidiolex®
in the Treatment of Lennox-Gastaut Syndrome

London, UK; 28 February 2014: GW Pharmaceuticals plc (AIM: GWP, Nasdaq: GWPH, “GW”) announced today that the U.S. Food and Drug Administration (FDA) has granted orphan drug designation for Epidiolex®, GW’s product candidate that contains plant-derived Cannabidiol (CBD) as its active ingredient, for use in treating children with Lennox-Gastaut syndrome (LGS), a rare and severe form of childhood-onset epilepsy. Epidiolex is an oral liquid formulation of a highly purified extract of CBD, a non-psychoactive molecule from the cannabis plant.

In November 2013, GW announced that the FDA had granted orphan drug designation for Epidiolex in the treatment of Dravet syndrome. Following the successful follow-on offering completed in January 2014, GW intends to advance a full clinical development program for Epidiolex for the treatment of both LGS and Dravet syndromes. Working with leading pediatric epilepsy specialists in the United States, GW expects to commence an initial Phase 2 clinical trial for Epidiolex in the second half of 2014. This trial, if successful, is expected to lead to Phase 3 pivotal trial programs in both Dravet syndrome and LGS   intended to support New Drug Applications with the FDA.

LGS is a severe form of childhood-onset epilepsy. Seizure types, which vary among patients, include tonic (stiffening of the body, upward deviation of the eyes, dilation of the pupils, and altered respiratory patterns), atonic (brief loss of muscle tone and consciousness, causing abrupt falls), atypical absence (staring spells), and myoclonic (sudden muscle jerks). Most children with LGS experience some degree of impaired intellectual functioning or information processing, along with developmental delays, and behavioral disturbances. LGS can be caused by brain malformations, perinatal asphyxia, severe head injury, central nervous system infection and inherited degenerative or metabolic conditions. It is estimated that there are approximately 14,000-18,500 patients with LGS in the United States and 23,000-31,000 patients with LGS in Europe.

“This orphan designation for Epidiolex, GW’s purified CBD medicine, in Lennox-Gastaut syndrome follows on from the recent FDA grant of orphan designation in Dravet syndrome. We are now in active discussions with the FDA regarding the U.S. regulatory pathway for Epidiolex and believe that this medicine has the potential to meet the significant unmet need of children suffering with severe seizures where all options to control those seizures have been exhausted,” stated Justin Gover, GW’s Chief Executive Officer. “GW is responding to this need with the goal of providing an FDA-approved prescription CBD medicine that physicians have confidence in prescribing and parents can trust for quality, consistency and access.”

About Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition — generally a disease or condition that affects fewer than 200,000 individuals in the U.S.  The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic and commercial value of the company’s compounds, the development and commercialization of Epidiolex®, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113
Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)	+44 20 7418 8900
James Steel